SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

Citrix Systems, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

177376 10 0
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,880,160

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,880,160

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,880,160

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,649,880

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,649,880

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,649,880

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,649,880

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,649,880

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,649,880

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D to disclose entry by the Reporting Persons into the Cooperation Agreement (defined in Item 4 below) with the Issuer and to disclose an increase by the Reporting Persons in the combined economic exposure and voting power in the Issuer from approximately 7.1% to approximately 7.5% of the shares of Common Stock outstanding.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock owned by Elliott is approximately $118,842,838.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock owned by Elliott International is approximately $230,705,485.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 28, 2015, the Reporting Persons entered into a letter agreement with the Issuer (the “Cooperation Agreement”). The following description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Cooperation Agreement, the Issuer agreed, among other things, (a) that effective as of the date of the Cooperation Agreement, Asiff S. Hirji shall resign from the Board of Directors of the Issuer (the “Board”) and (b) the Board shall take such actions as are necessary to appoint Jesse Cohn (the “Investor Designee”) as a new member of the Board to fill the vacancy so created.  The Issuer and the Reporting Persons also agreed to work to promptly identify a mutually agreed-upon candidate who is independent of both the Issuer and the Reporting Persons to be appointed as a director of the Issuer  (the “New Independent Director”).  Upon the appointment of the New Independent Director to the Board, an incumbent director mutually agreed upon by the Issuer and the Reporting Persons will concurrently retire from the Board.  The Issuer further agreed that the size of the Board shall not exceed ten (10) directors prior to the first anniversary of the date of the Cooperation Agreement, except with the prior written consent of the Reporting Persons.

The Reporting Persons and the Issuer agreed, if (i) the Reporting Persons’ aggregate beneficial ownership decreases to less than 3.0% of the Common Stock as a result of dispositions by the Reporting Persons and (ii) the Investor Designee has joined the Board, then the Board may in its sole discretion request that the Investor Designee resign from the Board and any committees thereof, in which case the Investor Designee shall promptly deliver his written resignation to the Board (which shall provide for his immediate resignation) and the obligations of each of the parties under the Cooperation Agreement shall terminate.

The Issuer further agreed to include the each of the Investor Designee and the New Independent Director on its slate for election as directors of the Issuer at its 2016 annual meeting of stockholders (the “2016 Annual Meeting”) and to recommend that the Issuer’s stockholders vote in favor of the election of each of the Issuer’s nominees (including the Investor Designee and the New Independent Director), solicit proxies for each of the Issuer’s nominees, and cause all Common Stock represented by proxies granted to it (or any of its officers, directors or representatives) to be voted in favor of each of the Issuer’s nominees.

The Reporting Persons agreed that in connection with the 2016 Annual Meeting, so long as both the Investor Designee and the New Independent Director have been nominated by the Board for re-election as a director, and at each subsequent annual meeting of stockholders of the Issuer at which the Investor Designee has been nominated by the Board for re-election as a director, the Reporting Persons will cause to be present for quorum purposes and vote or cause to be voted all Common Stock beneficially owned by them in favor of (A) the election of directors nominated by the Board and (B) otherwise in accordance with the Board’s recommendation on any non-Extraordinary Transaction (as defined in the Cooperation Agreement) related proposals.

The Issuer agreed to take all action necessary to form a committee of the Board as promptly as practicable to conduct a full operating review of the business (the “Operations Committee”). The Operations Committee will evaluate, among other things, the Issuer’s operating margins, profitability and capital structure with a mandate to recommend a plan to improve margins, profitability and capital structure (the “Operating Review”). The Operations Committee will be empowered to hire operational advisors to assist in its Operating Review.  The Operations Committee shall be comprised of four (4) members, consisting of Robert M. Calderoni, Robert D. Daleo, and each of the Investor Designee and the New Independent Director. The Chairman of the Operating Review Committee shall be Mr. Calderoni.

The Issuer also agreed to take all action necessary to form a committee of the Board as promptly as practicable after the date hereof to conduct the search for a new Chief Executive Officer (the “Search Committee”).  The Search Committee will be empowered to identify, review and recommend a new Chief Executive Officer to the Board. The Search Committee shall be comprised of four (4) members, consisting of Robert M. Calderoni, Godfrey R. Sullivan, and each of the Investor Designee and the New Independent Director.  The Chairman of the Search Committee shall be Mr. Calderoni.

The Reporting Persons agreed to certain standstill provisions during the Restricted Period (as defined in the Cooperation Agreement), subject to certain exceptions.

In connection with the Cooperation Agreement, the Reporting Persons also entered into a confidentiality agreement with the Issuer, pursuant to which the Investor Designee may share certain information about the Issuer with the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a)           As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure and voting power in the Issuer of approximately 7.5% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 160,287,615 shares of Common Stock outstanding as of April 30, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2015.

As of the date hereof, Elliott beneficially owned 1,880,160 shares of Common Stock, constituting approximately 1.2% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 3,649,880 shares of Common Stock, constituting approximately 2.3% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 3,649,880 shares of Common Stock beneficially owned by Elliott International, constituting approximately 2.3% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 5,530,040 shares of Common Stock, constituting approximately 3.5% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure to approximately 4.0% of the shares of Common Stock outstanding pursuant to Derivative Agreements, as disclosed in Item 6.

Item 5(c) is hereby amended to add the following:

(c)           The transactions effected by the Reporting Persons since the filing of the Schedule 13D are set forth on Schedule 1 attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott “Liverpool”), and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 2,196,080 and 4,262,980 shares of Common Stock of the Issuer, respectively (representing economic exposure to approximately 1.4% and 2.7% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent the economic exposure to an interest in approximately 4.0% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

On July 28, 2015, the Reporting Persons and the Issuer entered into the Cooperation Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1 – Cooperation Agreement, by and among Citrix Systems, Inc., Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc., dated July 28, 2015 (incorporated herein by reference to Exhibit 10.1 of Citrix Systems, Inc.’s Current Report on Form 8-K filed July 28, 2015) (File No. 000-27084).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: July 28, 2015

ELLIOTT ASSOCIATES, L.P.
By:	Elliott Capital Advisors, L.P., as General Partner
By:	Braxton Associates, Inc., as General Partner

	By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:	Elliott International Capital Advisors Inc., as Attorney-in-Fact

	By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
Since the Filing of the Schedule 13D

The following transactions were effected by Elliott Associates, L.P. in the Common Stock:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
07/14/15	Common Stock	1,359,3001	--
07/07/15	Common Stock	19,360	67.2094

Transactions Effected by Elliott Associates, L.P. in Call Options at $25 Expiring on July 18, 2015:

Date of transaction	Amount of securities (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
07/14/15	(2,949)	--	Option Exercise
07/14/15	(10,644)	--	Option Exercise

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
07/14/15	Common Stock	2,638,8001	--
07/07/15	Common Stock	37,580	67.2094

Transactions Effected by Elliott International, L.P. in Call Options at $25 Expiring on July 18, 2015:

Date of transaction	Amount of securities (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
07/14/15	(5,723)	--	Option Exercise
07/07/15	(20,665)	--	Option Exercise

1 Shares received pursuant to an option exercise.